Filed with the Securities and Exchange Commission on September 26, 2005

Registration No. 333-122739

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

ACT TELECONFERENCING, INC.

(Exact name of registrant as specified in its charter)

Colorado	7389	84-1132665
(State or other jurisdiction of incorporation)	(Primary standard industrial classification code number)	(I.R.S. Employer Identification Number)

1526 Cole Boulevard, Suite 300

Golden, Colorado 80401

(303) 233-3500

(Address and telephone number of principal executive offices)

Gene Warren

President & Chief Executive Officer

ACT Teleconferencing, Inc.

1526 Cole Boulevard, Suite 300

Golden, Colorado 80401

(303) 233-3500

(Name, address, and telephone number of agent for service)

Copies to:

William J. Campbell, Esq.

Michael M. McGawn, Esq.

Faegre & Benson LLP

3200 Wells Fargo Center

1700 Lincoln Street

Denver, Colorado 80203

Phone: (303) 607-3500

Fax: (303) 607-3600

Approximate date of commencement of sale to the public: as soon as practicable following the effective date of this registration statement.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check here.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act Registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

Upon effectiveness, this registration statement shall constitute a post-effective amendment to a registration statement originally filed by the registrant on Form S-1, Commission file number 333-96905 (as subsequently amended), to remove from registration 252,864 shares registered in such earlier registration statement that remain unsold as of the effective date of this registration statement.

PROSPECTUS

ACT TELECONFERENCING

659,681 SHARES

COMMON STOCK

This is a public offering of 659,681 shares of ACT common stock by certain ACT shareholders. ACT will receive none of the proceeds from the sale of these shares. The shares will be sold, if at all, at prevailing market prices for our common stock or at prices negotiated by the selling shareholders.

The shares offered will be issued to certain of the selling shareholders only if they exercise warrants for the purchase of shares of our common stock at an exercise price of $4.01 per share. If the selling shareholders exercise any of the warrants, we may receive proceeds in the amount of the exercise price of each warrant being exercised. See “Use of Proceeds” on page 9 and “Selling Shareholders” on page 10.

Our common stock is quoted on the Nasdaq National Market under the symbol ACTT. On September 23, 2005, the last reported sale price of our common stock was $0.47 per share.

INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE “RISK FACTORS” ON PAGE 3.

Neither the Securities Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

THIS PROSPECTUS IS DATED SEPTEMBER 26, 2005

PROSPECTUS SUMMARY

This summary highlights only selected information contained elsewhere in this prospectus. It does not contain all of the information that is important to you before investing in our common stock. To understand this offering fully, you should read the entire prospectus carefully, including the risk factors and financial statements included or incorporated by reference herein.

About our Company

We are a full-service provider of audio, video, data and web-based conferencing services to businesses and organizations in North America, Europe and Asia Pacific. Our conferencing services enable our clients to cost-effectively conduct full service international conferences exchanging video, data and audio, by linking participants in geographically dispersed locations. We are present in nine countries and provide local access dial in access from a total of 45 countries. Our primary focus is to provide high quality conferencing services to organizations such as accounting firms, consulting firms, investment banks, law firms, high tech companies, investor relations firms, telecommunications companies and other domestic and multinational companies.

Currently, we have service delivery centers or sales offices in Australia, Canada, France, Germany, Hong Kong, Singapore, the Netherlands, the United Kingdom, and the United States. Our global presence and the growth in the conferencing services market have allowed us to build a client base ranging from small business enterprises to Fortune 500 companies.

We were incorporated under the laws of Colorado in 1989 and commenced operations on January 2, 1990. Our headquarters are located at 1526 Cole Boulevard, Suite 300, Golden, Colorado, 80401 and our telephone number is (303) 233-3500. Our web site address is www.acttel.com. Information contained on our web site does not constitute part of this prospectus.

Recent Developments

On June 30, 2005, we entered into a Securities Purchase Agreement with Dolphin Direct Equity Partners, LP pursuant to which we agreed to sell, and Dolphin agreed to purchase, up to 160,000 shares of our newly-created Series AA Convertible Preferred Stock. As provided by the Purchase Agreement and as required by Nasdaq Marketplace Rule 4350, we held a special meeting of our shareholders on August 15, 2005, at which our shareholders approved the Purchase Agreement and the actions required by the Purchase Agreement.

On August 19, 2005, we conducted the initial closing as contemplated by the Purchase Agreement, at which Dolphin purchased 80,400 shares of Series AA Preferred Stock for a purchase price of $100 per share. In connection with the initial closing, we also entered into an Investor Rights Agreement with Dolphin and a Management Services Agreement with an affiliate of Dolphin.

In accordance with the Purchase Agreement, five members of our Board of Directors resigned and Dolphin appointed four replacement directors. Effective as of August 19, 2005, resignations were received from Ronald J. Bach, Lewis Jaffe, James F. Seifert, Mack V. Traynor III and Gerald D. Van Eeckhout. New members appointed by Dolphin are Carlos P. Salas, Peter E. Salas, Clarke H. Bailey and Michael W. Shepherd. Carlos Salas and Peter Salas are principals of Dolphin. Clarke Bailey is Chairman of Glenayre Technologies, Inc. and Michael Shepherd is Counsel at First Data Corporation. One additional Board vacancy will be filled by a Dolphin appointee at a later date.

We intend to initiate a rights offering, pursuant to the terms of the Purchase Agreement, to allow our existing shareholders to participate in our preferred stock financing and to enable our shareholders to minimize the dilution presented by the Dolphin financing. In the rights offering, we will distribute, pro-rata to our holders of our common stock as of the record date, at no charge, nontransferable preferred stock purchase rights to purchase up to an aggregate of 79,600 shares of our Series AA Preferred Stock for a purchase price of $100 per share. Commencement and completion of the rights offering is subject to regulatory approvals and preparation of definitive transaction documents. We expect to complete the rights offering during the fourth quarter of 2005.

On September 14, 2005, we received notice from Nasdaq that it intends to delist our common stock from Nasdaq at the opening of business on September 23, 2005. Nasdaq cited the following as the basis for delisting our common stock:

(1) the failure of our common stock to meet the minimum $1.00 bid price per share, as required under Marketplace Rule 4450(a)(5);

(2) that as of June 30, 2005, we were not in compliance with the minimum $10,000,000 stockholders’ equity requirement for continued listing under Marketplace Rule 4450(a)(3);

(3) that as a result of the five resignations from our Board on August 19, 2005 and the appointment of Mr. Bailey, Carlos Salas, and Peter Salas as directors, we were not in compliance with Marketplace Rules 4350(c)(1) and 4350(d)(2), which require issuers to maintain a majority of independent directors on the board, and an audit committee comprised of three directors, all of whom must meet the standards for independence set forth in SEC Rule 10A-3;

(4) Nasdaq’s determination that the terms of our Series AA Preferred Stock, insofar as they permit voting on an as-converted basis and include anti-dilution provisions, are not in compliance with Marketplace Rule 4351, which prohibits a “disparate” reduction in the voting rights of an issuer’s publicly traded common stock; and

(5) that Dolphin’s right to designate five of the seven members of our Board of Directors also violates Marketplace Rule 4351.

We have requested a hearing before a Nasdaq Listing Qualifications Panel, as provided by Nasdaq Marketplace Rules, to appeal Nasdaq staff’s determination to delist our common stock, and a hearing has been set for October 6, 2005. There can be no assurance that the Listing Qualifications Panel will grant our request for continued listing.

In the event our common stock is delisted from the Nasdaq National Market, the quarterly increases to the stated value of our Series AA Preferred Stock will increase by 0.50%. If our common stock is listed on the Nasdaq SmallCap Market or the American Stock Exchange following any removal from the Nasdaq National Market, the quarterly increases to stated value will be increased by 0.25% rather than 0.50%, from and after the date of such alternative listing.

THE OFFERING

Common Stock offered by selling shareholders	659,681 shares
Common Stock to be outstanding after the offering, based on shares outstanding on August 31, 2005	17,433,308 shares
Nasdaq National Market symbol of Common Stock	ACTT
Series AA Preferred Stock to be outstanding after the offering	169,000 shares

The total of 17,433,308 shares of common stock to be outstanding after this offering is based on 16,773,627 shares outstanding on August 31, 2005 but excludes:

•	7,208,984 shares of common stock issuable upon the exercise of options and warrants outstanding as of August 31, 2005, which are not held by the selling shareholders, at a weighted average exercise price of $2.08 per share;

•	164,238 shares reserved for issuance under our 1998 Employee Stock Purchase Plan, as amended;

•	16,900,000 shares reserved for issuance under our Series AA Preferred Stock, including 8,040,000 shares underlying shares of Series AA Preferred Stock currently outstanding, 7,960,000 shares underlying shares of Series AA Preferred Stock to be issued in a rights offering of 79,600 shares of Series AA Preferred Stock to our existing shareholders, which we plan to complete during the fourth quarter of 2005, and 900,000 shares underlying shares of Series AA Preferred Stock to be issued, if at all, upon exercise of warrants; and

•	additional shares of common stock to be issuable upon conversion of our Series AA Preferred Stock following scheduled quarterly increases to the stated value of such preferred stock, at a quarterly rate of 4.225%, compounded quarterly and subject to (i) a one-time rate adjustment to be determined on or before October 18, 2005, and (ii) up to a 0.50% increase in the event our common stock is delisted from the Nasdaq National Market.

The total of 169,000 shares of Series AA Preferred Stock to be outstanding after this offering is based on 80,400 shares outstanding on September 19, 2005 and assumes completion by us of the rights offering of described above; and the exercise of warrants to purchase up to 9,000 shares of Series AA Preferred Stock by Belle Haven Investments LP.

In connection with our issuance of Series C Preferred Stock to the selling shareholders on May 17, 2002, we also issued warrants to purchase shares of our common stock. The initial warrants included an anti-dilution clause that specified if we were to sell securities below a threshold price, the number of shares issuable upon exercise could be increased, and the exercise price could be reduced. The terms of sale of our Series C Preferred Stock and these warrants also provided for a maximum issuance of 19.99% of the pre-transaction outstanding shares, or 1,828,873 shares (the “Issuable Maximum”), without shareholder approval. If we were required to issue shares in excess of the Issuable Maximum pursuant to the anti-dilution clause, and the shareholders voted against the issuance of the additional shares, we would be required to make cash payment to the investors. Such a payment is not permitted under Nasdaq Interpretive Material 4350-2 (Marketplace Rule 4350(i)(1)(D)).

In order to remove the original warrants’ provisions that were in conflict with Nasdaq rules, the warrants held by the selling shareholders were adjusted such that they could be exercised to acquire an aggregate of 435,009 shares of our common stock, which is equal to the number of shares of common stock issuable without exceeding the Issuable Maximum, for an adjusted exercise price of $1.05 per share. We also issued 659,681 new warrants to the selling shareholders, exercisable beginning March 3, 2005, for an exercise price of $4.01 per share, and having a cashless exercise feature. The new warrants expire March 3, 2010. These shares underlying such new warrants are the shares being offered by the selling shareholders in this prospectus.

This is a continuous offering and is not underwritten. We cannot predict when or if the selling shareholders will exercise warrants entitling them to purchase and possibly sell shares underlying the warrants. The warrants held by the selling shareholders are not exercisable prior to March 3, 2005. This offering assumes that the selling shareholders will exercise all warrants they hold for purchase of our common stock, for cash at the current exercise price.

RISK FACTORS

This offering involves a high degree of risk. You should carefully consider the risks described below and the other information in this prospectus before deciding whether to invest in our common stock.

Risks related to our company.

Nasdaq has initiated proceedings to delist our common stock, which would adversely impact the ability of our common shareholders to sell their shares.

On September 14, 2005, we received notice from Nasdaq that it intends to delist our common stock from Nasdaq at the opening of business on September 23, 2005. Nasdaq cited the following as the basis for delisting our common stock:

(1) the failure of our common stock to meet the minimum $1.00 bid price per share, as required under Marketplace Rule 4450(a)(5);

(2) that as of June 30, 2005, we were not in compliance with the minimum $10,000,000 stockholders’ equity requirement for continued listing under Marketplace Rule 4450(a)(3);

(3) that as a result of the five resignations from our Board on August 19, 2005 and the appointment of Mr. Bailey, Carlos Salas, and Peter Salas as directors, we were not in compliance with Marketplace Rules 4350(c)(1) and 4350(d)(2), which require issuers to maintain a majority of independent directors on the board, and an audit committee comprised of three directors, all of whom must meet the standards for independence set forth in SEC Rule 10A-3;

(4) Nasdaq’s determination that the terms of our Series AA Preferred Stock, insofar as they permit voting on an as-converted basis and include anti-dilution provisions, are not in compliance with Marketplace Rule 4351, which prohibits a “disparate” reduction in the voting rights of an issuer’s publicly traded common stock; and

(5) that Dolphin’s right to designate five of the seven members of our Board of Directors also violates Marketplace Rule 4351.

We have a hearing before a Nasdaq Listing Qualifications Panel on October 6, 2005 to appeal the delisting. There can be no assurance that the Listing Qualification Panel will grant our request for continued listing. In the event our common stock is delisted from Nasdaq, we may not be able to obtain a listing on another stock exchange or quotation service for our common stock, which may make it extremely difficult or impossible for holders of our common stock to sell their shares. Moreover, if we are delisted and obtain a substitute listing for our common stock, it will likely be on a market with less liquidity, and therefore potentially more price volatility, than the Nasdaq National Market. Shareholders may not be able to sell shares of our common stock on any such substitute market in the quantities, at the times, or at the prices that could potentially be available on a more liquid trading market. As a result of these factors, if our common stock is delisted from the Nasdaq National Market, the price of our common stock is likely to decline. In addition, if our common stock is delisted from the Nasdaq National Market, quarterly increases to the stated value of our Series AA Preferred Stock will increase by up to 0.50%, which will result in additional dilution to existing holders of our common stock.

Our independent auditors have expressed doubt about our ability to continue as a going concern.

We received a report on our consolidated financial statements for the year ended December 31, 2004 from our independent accountants that includes an explanatory paragraph stating that there is substantial doubt about our ability to continue as a going concern. The report expressed doubt about our ability to continue as a going concern because we suffered significant losses from operations in fiscal 2004 and are in default on certain debt covenants made to major lenders, and consequently we are not in compliance with the cross default provisions of certain of our other loans and capital leases. We can offer no assurance that the actions we plan to take to address these conditions will be successful.

We have experienced continuing losses during the past three years, and we may be unable to regain profitability.

We reported net losses of $21.2 million in 2004, $8.5 million in 2003 and $7.6 million in 2002, and we have not reported a quarterly profit since the third quarter of 2001. We may not achieve profitability or maintain profitability, if achieved, on a consistent basis. In addition, our operating expenses may increase in the future as we expand our operations. If our gross profit does not grow to offset any such increased expenses, it will be more difficult to reverse our recent history of losses. Continued losses would likely cause our stock price to decrease.

We may be adversely affected by downward price pressure in the teleconferencing industry.

The prices for our services are subject to rapid and frequent changes. In many cases, competitors provide their services at significantly reduced rates, or even free of charge, or on a trial basis in order to win customers. In addition, major telecommunications providers enjoy lower telephony costs as a result of their ownership of the underlying telecommunications network. As a result, these carriers can offer services similar to ours with certain volume discounts or substantially reduced prices. Price competition in the long distance market has had a negative impact on our ability to mark-up our wholesale prices on long distance transport. In response to these factors, we have reduced our pricing in certain circumstances and may be required to reduce prices further. Reductions in the prices we are able to charge may not be offset by increases in the volumes we handle, and accordingly may decrease our operating margins.

Restructuring plans may impact our operating performance

We have announced restructuring actions that we expect to benefit our business. Restructuring plans being implemented include consolidation of operating locations, staff reductions and constraints on capital expenditures. The implementation of these changes may adversely affect our results of operations due to diversion of management’s attention, negative reactions from customers and other factors. Furthermore, the costs of the restructuring may be higher than our estimates or may have a higher cash component. The restructuring may take longer to implement than we expect and anticipated cost savings may not fully materialize. If our implementation of restructuring actions is not successful or if such actions do not benefit us to the extent planned, our operating results may suffer.

Conversion of our Series AA Preferred Stock could result in a substantial number of additional shares of common stock outstanding, which could decrease the price of our common stock.

Our Series AA Preferred Stock is convertible at the option of the holder into shares of our common stock. In addition, shares of Series AA Preferred Stock are entitled to increases in stated value at a quarterly rate of 4.225%, compounded quarterly, with (i) a one-time rate adjustment to be determined within 60 days after the initial closing of our sale of Series AA Preferred Stock, and (ii) up to a 0.50% increase in the event our common stock is delisted from the Nasdaq National Market. Following completion of the rights offering we intend to complete in the fourth quarter of 2005, there will be 160,000 shares of Series AA Preferred Stock outstanding, which will initially be convertible into 16,000,000 shares of our common stock. To the extent the Series AA Preferred Stock is converted into common stock, a very significant number of additional shares of common stock may be sold into the market, which could decrease the price of our common stock.

Our preferred stock carries a substantial liquidation preference, which could significantly impact the return to common equity holders upon an acquisition.

In the event of liquidation, dissolution, winding up or change of control of us, the holders of Series AA Preferred Stock would be entitled to receive the stated value per share of Series AA Preferred Stock plus all increases to stated value on such share before any proceeds from the liquidation, dissolution or winding up are paid with respect to any other series or class of our capital stock. Accordingly, the approximately 160,000 shares of Series AA Preferred Stock that will be outstanding following the rights offering will initially have an aggregate liquidation preference of approximately $16.0 million, which will increase at a quarterly rate of 4.225%, compounded quarterly, subject to the adjustments described above. Consequently, the sale of all or substantially all of our assets or other fundamental corporate transactions may result in substantially all of the proceeds of such transaction being distributed to the holders of our Series AA Preferred Stock.

From time to time we engage in discussions with or receive proposals from third parties relating to potential acquisitions or strategic transactions that could constitute a change of control. While we have not engaged in any transaction of this type prior to our agreement with Dolphin, we will in the future continue to evaluate potential business combinations or strategic transactions which, if consummated, may constitute a change of control and trigger the liquidation preferences described above.

Dolphin is currently the beneficial owner of approximately 32.0% of our voting securities and will obtain beneficial ownership of additional voting securities, and will be able to exert substantial control over us.

As of September 12, 2005, Dolphin was the beneficial owner of approximately 32.0% of our outstanding voting securities. In addition, Dolphin has agreed, subject to certain conditions, to exercise its over-subscription rights to purchase any shares of Series AA Preferred Stock not subscribed for by other holders of our common stock in the rights offering we intend to complete during the fourth quarter of 2005. In addition to its agreement to acquire additional shares of Series AA Preferred Stock by exercising its over-subscription rights in the rights offering, Dolphin, along with all other Series AA shareholders, will be entitled to receive quarterly increases in the stated value of its shares of Series AA Preferred Stock, at a rate of 4.225% compounded quarterly, subject to adjustments as described above. As a result, Dolphin’s beneficial ownership of our common stock, which is already substantial, will continue to increase over time, and Dolphin may acquire voting control of us in connection with its exercise of over-subscription rights or subsequent adjustments to stated value to which it is entitled. Furthermore, an Investor Rights Agreement effectively allows Dolphin to control our Board of Directors, even if Dolphin does not beneficially own the majority of our common stock. Because of their large percentage ownership and board representation, Dolphin is likely to have significant control over our management, policies and affairs, particularly corporate actions requiring the approval of our shareholders, and Dolphin may cause us to take corporate actions with which you might disagree.

Discussed below, for illustrative purposes only, are scenarios which indicate the effect the rights offering and related share issuances could have on Dolphin’s beneficial ownership of our common stock. In the event shareholders other than Dolphin exercise an aggregate of 10% of the total preferred stock purchase rights issued in the rights offering, such shareholders would purchase a total of 7,960 shares of Series AA Preferred Stock, and pursuant to Dolphin’s agreement to exercise its over-subscription right to purchase all shares of preferred stock not purchased by our other shareholders, Dolphin would purchase the remaining 71,640 shares of Series AA Preferred Stock. As a result, immediately following the closing of the rights offering Dolphin would beneficially own 15,204,000 shares of our common stock, or approximately 46% of our outstanding common stock on an as-converted basis. In the event shareholders other than Dolphin exercise half of the total preferred stock purchase rights being issued in the rights offering, such shareholders would purchase a total of 39,800 shares of Series AA Preferred Stock, and Dolphin would purchase the remaining 39,800 shares of Series AA Preferred Stock. As a result, immediately following the closing of the rights offering Dolphin would beneficially own 12,020,000 shares of our common stock, or approximately 37% of our outstanding common stock on an as-converted basis. In the event shareholders other than Dolphin exercise 90% of the total preferred stock purchase rights being issued in the rights offering, such shareholders would purchase a total of 71,640 shares of Series AA Preferred Stock, and Dolphin would purchase the remaining 7,960 shares of Series AA Preferred Stock. As a result, immediately following the closing of the rights offering Dolphin would beneficially own 8,836,000 shares of our common stock, or approximately 27% of our outstanding common stock on an as-converted basis. Exercise of the preferred stock purchase rights we intend to issue in the rights offering will be completely at the discretion of our shareholders and accordingly will be beyond our control.

Our plans to operate, grow or continue as a going concern may be limited if we are unable to obtain sufficient financing.

Our growth into automated conferencing, web-conferencing services, video, and as an outsource provider for international calls has strained our financial resources. Nonetheless, we may need to be prepared to expand our business through further strategic acquisitions and new markets when we identify desirable opportunities. We may need additional equity and debt financing, collaborative arrangements with channel partners, or funds from other sources for these purposes. We may not be able to obtain such financing on acceptable terms, or at all. Recent debt financing has added interest expense that has further burdened our cost structure. Failure to obtain additional financing could weaken our operations, prevent us from achieving our expansion goals, or continue as a going concern. Equity financings, as well as debt financing with accompanying warrants, can be dilutive to our shareholders and may make it difficult to sell additional equity at depressed prices, and certain debt financings may impose restrictive covenants on the way we operate our business.

We are out of compliance with certain loan covenants.

We have relied on bank financing and debt transactions to meet our capital needs. These financings require compliance with certain covenants. We are out of compliance to a material degree with covenants, and have not been able to obtain waivers of non-compliance from all of our lenders. This could result in penalties ranging from the issuance of shares or warrants to these lenders or to our lenders accelerating the due date of our indebtedness to them. Our senior subordinated lenders have agreed to forbear, through October 31, 2005, from taking action relating to our defaults under the notes they hold. Our other subordinated lenders have agreed to subordinate repayment of their debt to that of the largest subordinated debt lender. However, if we do not complete the rights offering and cannot obtain suitable financing from other transactions, the waivers and forbearances may expire and out lenders might pursue remedies against us, including possibly foreclosing on our outstanding debt.

We may fail to meet market expectations because of large fluctuations in our quarterly operating results.

As a result of increased competition, changes in the mix of automated versus attended audio conferences, competitive price pressure, and the other risks described in this section, our quarterly operating results have varied significantly from period to period in the past and are likely to continue to vary significantly in future periods. The primary factors that may cause fluctuations in our quarterly operating results include increased competition, continued pricing pressure, and ongoing market demand for conferencing services. Additionally, we expect our results to fluctuate based on seasonal sales patterns. The usage of our services declines during the northern hemisphere summer (especially in Europe in August) and around the Thanksgiving and December holidays. Our revenue during these seasons historically does not maintain the same pace as other periods of the year because of less use of our services by business customers. Quarterly variations in our operating results may make it difficult to project our future performance and could result in increased volatility in our stock price.

Increased use of automated teleconferencing services may result in a decrease in the average prices we charge our customers.

The trend toward increased use of teleconferencing has been accompanied by more demand for low priced automated conferencing. As the volumes of all types of teleconferences have grown, the percentage of conferences that are higher-priced, operator-attended conferences has declined, and we expect this trend to continue at least for the near term. Migration to automated services has the effect of decreasing our price per minute and may reduce our margins.

We face operational and financial risks relating to our international operations.

International sales comprise a significant portion of our revenues, and we anticipate that this will continue. As a result of their distance from the United States, different time zones, culture, management and language differences, international operations pose greater risk than our domestic operations. For example:

•	These factors make it more challenging to manage and administer a globally-dispersed business.

•	Since certain international calls are billed in the currency of the country of origin, and in-country operating expenses are paid in local currency, currency fluctuations can affect our operating results.

•	Changes in taxes, duties, labor costs, and labor regulations could adversely affect our competitive pricing in some countries.

•	Economic or political instability in one or more of our international markets could adversely affect our operations in those markets.

Our major competitors in the telecommunications industry have greater capital resources and brand name recognition than we have, which makes it difficult for us to compete with them.

The telecommunications industry is highly competitive, and most of our competitors and potential competitors have substantially greater capital resources and name recognition than we have. Accordingly, we cannot compete with them in terms of advertising, marketing, sales, and deployment of capital. Certain of our competitors that have emphasized automated conferencing services have achieved operating efficiencies through volumes that we do not yet have. To compete successfully against other telecommunications and teleconferencing providers, we must maintain competitive pricing while at the same time offering significantly higher quality services. Pricing pressures may result in a reduction in our operating margins. Alternatively, if our service quality does not meet customer expectations, our customers may move away from us in favor of more established competitors. Either of these could hinder our ability to grow our revenues and to achieve our operating goals.

Third party vendor dependency.

We rely on third party telecommunications providers for transmission of our conferencing calls. The failure of any of these providers could have an adverse effect on our ability to seamlessly service our customers.

Our revenues may fluctuate because we draw significant revenues from major clients, who may transfer their business away from us.

Our two largest customers accounted for 21% of our revenues in 2004, and we expect revenues from AT&T Corporation, our largest customer, to grow rapidly over the near term. Due to concentration of our revenues, the loss of any one of our largest customers or one of our principal outsource channel partners would have a significant adverse effect on our conference volumes. The loss of several of our larger customers would also have an adverse effect on our volumes and this risk will increase if our largest customers increase their volumes of business with us faster than we increase volumes from other sources. Any such reduction in our volumes would have a material adverse effect on our revenues and results of operations.

Our agreements with customers generally do not contain minimum purchase commitments, and customers can easily switch to a competing provider or allocate their business among several vendors. Our customers may discontinue business with us in the future if our products and services become obsolete or technological advances allow our customers to satisfy their own teleconferencing needs. Mergers, consolidations, or other changes in ownership or alliances that impact any of our customers may also cause our customers to curtail or cease doing business with us. To the extent we lose customers due to any of these factors, our revenues will be adversely affected.

AT&T Corporation recently announced that it has signed an agreement to be acquired by SBC Communications, Inc., and there can be no assurance that if AT&T Corporation is acquired the acquirer will continue to use our services.

We have made only a limited entry into the web conferencing market.

We have recently entered the web or Internet based conferencing market. The annual market for Internet based conferencing services is growing rapidly. Although still small in relation to the audio conferencing market that we serve, our customers are increasingly demanding a full range of conferencing services and our web-based conferencing services are beginning to grow. However, if we do not fully develop this market, especially in web conferencing and Internet telephony, we may experience a slowdown in our overall conferencing revenue growth and our competitors may grow faster than we are able to grow. The expansion of our business into Internet-based service offerings, simultaneously with other growth needs, will place a strain on our current financial and staff resources. If we are not able to deploy the assets and personnel needed to fully support web-based services, we expect to miss out on significant growth opportunities.

If our Internet telephony conferencing services do not gain market acceptance or we are unable to finance this opportunity, our potential for growth in this market sector will be limited.

We estimate that over the next 3 years we will convert certain of our existing high volume multinational customers to an Internet telephony based conferencing service with the ability to handle higher volumes at lower prices. We cannot be certain that Internet telephony services will continue to gain worldwide corporate acceptance or prove to be a viable alternative to traditional telephone service. If the Internet telephony market fails to develop or develops slower than we expect, our future revenues from teleconferencing over the Internet will be limited. This could adversely affect the revenue growth rate that we currently expect to achieve. Our prospective Internet telephony solutions also will be affected by the availability of capital.

Other technological innovations could render our current services obsolete.

We expect technical innovations to stimulate new developments in teleconferencing services. Such technical innovations include the development of more sophisticated computers, telephone sets, private branch exchanges, customer-owned bridges, centralized office switching equipment, and Internet telephony services. Other technology-based competitive developments within the telecommunications industry, such as low-priced long distance services and new uses for the Internet, may lead the major telecommunications companies to offer low-cost teleconferencing services as a strategy to obtain greater market share in other product areas. These innovations and developments could render our current service offerings obsolete or uneconomic, which could cause us to lose customers and revenues.

We occasionally experience technical malfunctions and other hazards which adversely affect our operations and create costs.

We depend upon our software systems, communications hardware, and enhanced services platform to conduct our conferencing business on a worldwide basis. Our systems, communications hardware, vendors’ services, and platform are vulnerable to damage or interruption from:

•	Natural disasters.

•	Power loss.

•	Telecommunication failures.

•	Loss of Internet access.

•	Physical and electronic break-ins.

•	Hardware defects.

•	Computer viruses.

•	Intentional acts of vandalism, terrorism, or similar events.

In previous years our business has been affected by occasional network failures with consequent poor service and loss of customer goodwill. We expect that we will have major failures every year as a result of the factors listed above. Any increase in outages or failures due to these types of hazards would result in additional costs resulting from business interruption, and we could lose customers affected by these outages.

There are few regulatory barriers to entry into our current markets, and new competitors may enter at any time.

There are few regulatory barriers to competition in our markets. Recent federal legislation in the United States allows local exchange carriers to offer teleconferencing services. This legislation may result in additional competition if some or all of the local exchange carriers, including any of the regional Bell operating companies, choose to enter or expand their activities in the teleconferencing market in the United States.

Moreover, there are no significant regulatory barriers to enter the foreign markets we serve in Australia, Canada, France, Germany, Hong Kong, the Netherlands, Singapore, or the United Kingdom, and competitors may enter at any time. To the extent that our customers or potential customers choose to do business with these competitors, their entry into our markets would adversely affect our ability to grow our conferencing volumes and generate revenue.

Our common stock price has been highly volatile and we expect this volatility to continue, and we are not currently in compliance with Nasdaq listing requirements due to recent price levels of our common stock.

The market price of our common stock is highly volatile and may decline further. For example, since January 1, 2005, the closing market price of our stock price has ranged from a high of $1.28 to a low of $0.34, and closed on September 16, 2005 at $0.46. We anticipate that the volatility of our common stock price may continue due to factors such as:

•	Actual or anticipated fluctuations in results of our operations.

•	Changes in or failure to meet securities analysts’ expectations.

•	Changes in market valuations of other teleconferencing companies.

•	Announcements by us or our competitors of significant technological innovations, contracts, acquisitions, strategic partnerships, joint ventures, or capital commitments.

•	Introduction of new services by us or our competitors.

•	Conditions and trends in the teleconferencing industry and related technology industries.

•	Future sales of our common stock by warrant and option holders, including sales by the selling shareholders listed in this prospectus.

On September 14, 2005, we received notice from Nasdaq that it intends to delist our common stock from Nasdaq at the opening of business on September 23, 2005. In the event our common stock is delisted from Nasdaq, we may not be able to obtain a listing on another stock exchange or quotation service for our common stock, which may make it extremely difficult or impossible for holders of our common stock to sell their shares. Moreover, if we are delisted and obtain a substitute listing for our common stock it will likely be on a market with less liquidity, and therefore potentially more price volatility, than the Nasdaq National Market. Shareholders may not be able to sell shares of our common stock on any such substitute market in the quantities, at the times, or at the prices that could potentially be available on a more liquid trading market. As a result of these factors, if our common stock is delisted from the Nasdaq National Market the price of our common stock is likely to decline. In addition, if our common stock is delisted from the Nasdaq National Market, quarterly increases to the stated value of our Series AA Preferred Stock will increase by up to 0.50%, which will result in additional dilution to existing holders of our common stock.

Provisions of our articles of incorporation and agreements we have entered could delay or prevent a change in control of ACT.

Certain provisions of our articles of incorporation, and certain agreements we have entered, may discourage, delay, or prevent a merger or acquisition that a shareholder may consider favorable. These provisions include:

•	Authority of the Board of Directors to issue preferred stock.

•	Prohibition on cumulative voting in the election of directors.

•	Election of directors by class for terms of three years.

•	Limitations on the ability of third parties to acquire us by their offer of a premium price to selected shareholders.

•	Agreements with key executives which provide special termination payments in the event of a change in control.

•	A share rights plan that enables shareholders to dilute an acquiring person’s investment through the shareholders’ purchase of a large number of shares.

The use of our net operating losses could be limited if we undergo an ownership change in connection with our offering of Series AA Preferred Stock.

If our sales of Series AA Preferred Stock to Dolphin or in the rights offering we intend to make to current shareholders causes us to undergo an “ownership change” for federal income tax purposes (i.e., an increase by more than 50% of the amount of stock held by one or more of our 5% shareholders during the past 3 years), our use of our pre-change net operating losses will generally be limited annually to the product of the long-term tax-exempt rate (currently 4.2%) and the value of our common stock immediately before the ownership change. This could increase our federal income tax liability if we generate taxable income in the future.

FORWARD-LOOKING STATEMENTS

This prospectus contains certain forward-looking statements that involve risks and uncertainties. These statements refer to objectives, expectations, intentions, future events, or our future financial performance, and involve known and unknown risks, uncertainties, and other factors that may cause our actual results, level of activity, performance, or achievements to be materially different from any results expressed or implied by these forward-looking statements. In some cases, you can identify forward-looking statements by words such as “may,” “will,” “should,” “could,” “expect,” “anticipate,” “intend,” “plan,” “believe,” “estimate,” “predict,” “potential,” and similar expressions.

Our actual results could differ materially from those included in forward-looking statements. Factors that could contribute to these differences include those matters discussed in “Risk Factors” and elsewhere in this prospectus.

In addition, such forward-looking statements necessarily depend on assumptions and estimates that may prove to be incorrect. Although we believe the assumptions and estimates reflected in such forward-looking statements are reasonable, we cannot guarantee that our plans, intentions, or expectations will be achieved. The information contained in this prospectus, including the section discussing risk factors, identifies important factors that could cause such differences.

The cautionary statements made in this prospectus are intended to be applicable to all forward-looking statements wherever they appear in this prospectus. We assume no obligation to update such forward-looking statements or to update the reasons that actual results could differ materially from those anticipated in such forward-looking statements.

USE OF PROCEEDS

All of the shares sold in this offering will be sold by certain of our shareholders. We will not receive any proceeds from the sale by the selling shareholders of the shares offered in this prospectus.

The shares offered by the selling shareholders are shares underlying warrants held by the selling shareholders. The warrants entitle the selling shareholders to purchase an aggregate of 659,681 shares of our common stock at an exercise price of $4.01 per share. In the event the selling shareholders exercise all of these warrants and pay the exercise price in cash, we would receive proceeds of $2,645,321. However, the warrants may be exercised using a cashless exercise feature, pursuant to which some of the warrants may be surrendered to us as payment of the exercise price for warrants being exercised. Therefore, it is possible that we will not receive any cash proceeds upon any exercise of the warrants, if any. Because these warrants are not exercisable until March 3, 2005, do not expire until March 3, 2010, and the exercise price of the warrants exceeded the market price of our common stock as of the date of this prospectus, any eventual cash proceeds from exercise of the warrants are not likely to be realized in the near future. We intend to use any proceeds we receive from the exercise of warrants for working capital and general corporate purposes.

SELLING SHAREHOLDERS

The shares registered for sale under this prospectus are comprised of an aggregate of 659,681 shares underlying warrants, which were issued to the selling shareholders in replacement of warrants we issued in connection with the selling shareholders’ purchase of our Series C Convertible Preferred Stock in May, 2002. The warrants are exercisable at any time on or after March 3, 2005, for an exercise price of $4.01 per share, and expire on March 3, 2010.

The table below reflects the shares beneficially owned by each selling shareholder, the shares underlying warrants held by the selling shareholders, the resale of which is registered in this prospectus, the shares to be beneficially owned upon completion of this offering, assuming the selling shareholders sell all of the shares offered in this prospectus, and the percentage of our outstanding common stock that will be beneficially owned by the selling shareholders upon completion of this offering. Beneficial ownership includes shares owned and shares that the shareholder has the right to acquire within 60 days.

In addition to the shares offered in this prospectus, the selling shareholders own shares of our common stock that we issued in payment of liquidating dividends on our Series C Convertible Preferred Stock, and beneficially own additional shares of common stock underlying warrants received in connection with their purchase of our Series C Convertible Preferred Stock, which remain outstanding. The sale of the shares held by the selling shareholders other than the shares listed in this prospectus has been registered in a registration statement originally filed on July 22, 2002, as subsequently amended (Commission File No. 333-96905). Assuming the selling shareholders sell all of the shares listed in this prospectus and the shares listed in such earlier registration statement, the selling shareholders will hold no shares of our common stock following completion of this offering.

Name of Selling Shareholder	Shares Beneficially Owned	Shares Registered for Resale in this Offering	Shares to be Beneficially Owned Upon Completion of this Offering	Percentage of Common Stock to be Beneficially Owned Upon Completion of this Offering(1)
Deephaven Private Placement Ltd. (1)	492,611	296,857	195,754		4%
Riverview Group, LLC. (2)	597,253	158,323	438,930		6%
Omicron Master Trust (3)	373,282	98,952	274,330		4%
Midsummer Investment Ltd. (4)	109,469	65,968	43,501	*
Belmont Park Investments, Inc. (5)	65,682	39,581	26,101	*

Total	1,638,297	659,681	978,616

(1)	Calculated based on shares outstanding as of August 31, 2005. “*” denotes less than one percent.
(2)	130 Cheshire Lane, Suite 102, Minnetonka, MN 55305. Deephaven Private Placement Trading Ltd. is a private investment fund that is owned by all of its investors and managed by Deephaven Capital Management LLC. Deephaven Capital Management LLC, of which Mr. Colin Smith is the fund manager, has voting and investment control over the shares listed below owned by Deephaven Private Placement Trading Ltd. Deephaven Capital Management LLC is an indirect subsidiary of Knight Trading Group, Inc. Of the shares beneficially owned by Deephaven Private Placement Ltd., 195,754 are shares underlying warrants currently exercisable for an exercise price of $1.05, and expiring on May 17, 2007.

(3)	666 5th Avenue, 8th Floor, New York, NY 10103. Dan Cardella exercises voting and investment control over these shares. Of the shares beneficially owned by Riverview Group, LLC, 104,402 are shares underlying warrants currently exercisable for an exercise price of $1.05, and expiring on May 17, 2007.
(4)	Omicron Capital, L.P., a Delaware limited partnership (“Omicron Capital”), serves as investment manager to Omicron Master Trust, a trust formed under the laws of Bermuda (“Omicron”), Omicron Capital, Inc., a Delaware corporation (“OCI”), serves as general partner of Omicron Capital, and Winchester Global Trust Company Limited (“Winchester”) serves as the trustee of Omicron. By reason of such relationships, Omicron Capital and OCI may be deemed to share dispositive power over the shares of our common stock owned by Omicron, and Winchester may be deemed to share voting and dispositive power over the shares of our common stock owned by Omicron. Omicron Capital, OCI and Winchester disclaim beneficial ownership of such shares of our common stock. Omicron Capital has delegated authority from the board of directors of Winchester regarding the portfolio management decisions with respect to the shares of common stock owned by Omicron and, as of February 11, 2005, Mr. Olivier H. Morali and Mr. Bruce T. Bernstein, officers of OCI, have delegated authority from the board of directors of OCI regarding the portfolio management decisions of Omicron Capital with respect to the shares of common stock owned by Omicron. By reason of such delegated authority, Messrs. Morali and Bernstein may be deemed to share dispositive power over the shares of our common stock owned by Omicron. Messrs. Morali and Bernstein disclaim beneficial ownership of such shares of our common stock and neither of such persons has any legal right to maintain such delegated authority. No other person has sole or shared voting or dispositive power with respect to the shares of our common stock being offered by Omicron, as those terms are used for purposes under Regulation 13D-G of the Securities Exchange Act of 1934, as amended. Omicron and Winchester are not “affiliates” of one another, as that term is used for purposes of the Securities Exchange Act of 1934, as amended, or of any other person named in this prospectus as a selling stockholder. No person or “group” (as that term is used in Section 13(d) of the Securities Exchange Act of 1934, as amended, or the SEC’s Regulation 13D-G) controls Omicron and Winchester. Of the shares beneficially owned by Omicron Master Trust, 65,251 are shares underlying warrants currently exercisable for an exercise price of $1.05, and expiring on May 17, 2007.
(5)	c/o Meridian Corporate Services Ltd, 73 Front Street, Hamilton HM 12, Bermuda. Michel Amsalem exercises voting and investment control over these shares. Of the shares beneficially owned by Midsummer Investment Ltd., 43,501 are shares underlying warrants currently exercisable for an exercise price of $1.05, and expiring on May 17, 2007.
(6)	Harbor House, 2nd Floor, Waterfront Drive, Roadtown, Tortola, British Virgin Islands. David Sims exercises voting and investment control over these shares. Of the shares beneficially owned by Belmont Park Investments Ltd., 26,101 are shares underlying warrants currently exercisable for an exercise price of $1.05, and expiring on May 17, 2007.

PLAN OF DISTRIBUTION

The selling shareholders and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling shareholders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	broker-dealers may agree with the selling shareholder to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling shareholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

Broker-dealers engaged by the selling shareholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling shareholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling shareholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

The selling stockholder may from time to time pledge or grant a security interest in some or all of the shares of common stock or warrants owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of selling shareholders to include the pledgee, transferee or other successors in interest as selling shareholders under this prospectus.

The selling shareholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The selling shareholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. The selling shareholders have informed us that they do not have any agreement or understanding, directly or indirectly, with any person to distribute the common stock.

We are required to pay all fees and expenses incident to the registration of the shares, including $10,000 of fees and disbursements of special counsel for the selling shareholders. We have agreed to indemnify the selling shareholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

We will not receive any proceeds from sales of any shares by the selling shareholders.

Shares issued upon the selling shareholders’ exercise of warrants to purchase our common stock will be issued directly by us to the selling shareholders. No brokerage commission or similar fee will be paid in connection with the issuance of these shares. We cannot ensure that the selling shareholders will exercise their warrants, or if they do that they will sell all or any portion of the shares offered in this prospectus.

WHERE YOU CAN FIND MORE INFORMATION

You should rely only on the information provided or incorporated by reference in this prospectus. We have not authorized anyone to provide you with any different information. This prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, these securities in any state where the offer or sale is prohibited. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of the document.

We file annual, quarterly and current reports, proxy statements, and other information with the SEC. You may read and copy any reports, statements, or other information on file at the SEC’s public reference room in Washington, D.C. You can request copies of those documents, upon payment of a duplicating fee, by writing to the SEC.

This prospectus is part of a Registration Statement that we have filed with the SEC. This prospectus does not contain all of the information included in the Registration Statement, and you should refer to the Registration Statement and its exhibits. With respect to references made in this prospectus to any contract or other document of ours, such references are not necessarily complete, and you should refer to the exhibits attached to the Registration Statement for copies of the actual contract or document. You may review a copy of the Registration Statement at the SEC’s public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549; Chicago, Illinois; or New York, New York. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms.

Our Securities and Exchange Commission filings and the Registration Statement can also be reviewed by accessing the SEC’s Web site at http://www.sec.gov.

The SEC allows us to “incorporate by reference” information that we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus. Information in this prospectus supersedes information incorporated by reference that we filed with the SEC prior to the date of this prospectus, while information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference into this registration statement and prospectus the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of the initial registration statement but prior to effectiveness of the registration statement and after the date of this prospectus but prior to the termination of the offering of the shares covered by this prospectus. The following documents filed with the SEC are incorporated by reference in this prospectus:

1. The description of our common stock set forth in our registration statement on Form 8-A, filed with the SEC on March 28, 1994.

2. The description of the rights to purchase our Series B Junior Participating Preferred stock set forth in our registration statement on Form 8-A, filed with the SEC on December 7, 1999.

3. Our annual report on Form 10-K for the year ended December 31, 2004;

4. Our quarterly reports on Form 10-Q for the quarters ended March 31, 2005 and June 30, 2005;

5. Our current report on Form 8-K, filed with the SEC on January 6, 2005, regarding our Tenth Waiver with the holders of our Senior Secured Subordinated Notes due April 30, 2006.

6. Our current report on Form 8-K, filed with the SEC on January 12, 2005, regarding the company’s global restructuring.

7. Our current report on Form 8-K, filed with the SEC on February 3, 2005, regarding our Eleventh Waiver with the holders of our Senior Secured Subordinated Notes due April 30, 2006, and two press releases dated January 31, 2005 and February 2, 2005 regarding our term sheet for proposed financing of $14 million.

8. Our current report on an amended Form 8-K, filed with the SEC on February 4, 2005, regarding the company’s global restructuring.

9. Our current report on Form 8-K, filed with the SEC on March 15, 2005, regarding a delisting notice from Nasdaq.

10. Our current report on Form 8-K, filed with the SEC on March 22, 2005, regarding our Twelfth Waiver with the holders of our Senior Secured Subordinated Notes due April 30, 2006.

11. Our current report on Form 8-K, filed with the SEC on April 6, 2005, regarding the goodwill impairment charge taken in 2004.

12. Our current report on Form 8-K, filed with the SEC on July 8, 2005, regarding the securities purchase agreement with Dolphin Direct Equity Partners, LP, our Thirteenth Waiver with the holders of our Senior Secured Subordinated Notes due April 30, 2006, the First Amendment to Rights Agreement with Computershare Trust Company, Inc., and a forbearance agreement with Silicon Valley Bank.

13. Our current report on Form 8-K, filed with the SEC on July 21, 2005, regarding a loan agreement with Dolphin Direct Equity Partners, LP.

14. Our current report on Form 8-K, filed with the SEC on August 24, 2005, regarding the initial closing of our sale of Series AA Preferred Stock to Dolphin and related matters, as well as a delisting notice from Nasdaq.

15. Our current report on Form 8-K, filed with the SEC on September 1, 2005, regarding the appointment of an additional member to our Board of Directors, appointments to the audit committee of our Board, and delisting notices from Nasdaq.

16. Our current report on Form 8-K, filed with the SEC on September 19, 2005, regarding a staff determination letter received from Nasdaq regarding the delisting of our stock.

We will furnish without charge to you, on written or oral request, a copy of any or all of the documents incorporated by reference, including exhibits to these documents. You should direct any requests for documents to ACT Teleconferencing, Inc., Attention: Chief Financial Officer, 1526 Cole Boulevard, Suite 300, Golden, Colorado 80401, telephone: (303) 233-3500.

INDEMNIFICATION OF OFFICERS AND DIRECTORS

The Colorado Business Corporation Act contains provisions permitting and, in some situations, requiring Colorado corporations to provide indemnification to their officers and directors for losses and litigation expense incurred in connection with their service to the corporation. Our articles and bylaws contain provisions requiring our indemnification of our directors and officers and other persons acting in their corporate capacities.

The Colorado Business Corporation Act permits indemnification of a director of a Colorado corporation, in the case of a third-party action, if the director:

•	Conducted himself or herself in good faith,

•	Reasonably believed that (a) in the case of conduct in his or her official capacity, his or her conduct was in the corporation’s best interest, or (b) in all other cases, his or her conduct was not opposed to the corporation’s best interest, and

•	In the case of any criminal proceeding, had no reasonable cause to believe that his or her conduct was unlawful.

The Act further provides for mandatory indemnification of directors and officers who are successful on the merits or otherwise in litigation. The statute limits the indemnification that a corporation may provide to its directors in a derivative action in which the director is held liable to the corporation, or in any proceeding in which the director is held liable on the basis of his improper receipt of a personal benefit.

In addition, we may enter into agreements with our directors providing contractually for indemnification consistent with the articles and bylaws. Currently, we have no such agreements. The Colorado Business Corporation Act also authorizes us to purchase insurance for our directors and officers insuring them against risks as to which we may be unable lawfully to indemnify them. We have obtained limited insurance coverage for our officers and directors as well as insurance coverage to reimburse us for potential costs of our corporate indemnification of officers and directors.

As to the exculpation or indemnification of directors, officers, and controlling persons for liabilities arising under the Securities Act of 1933, we have been advised that in the opinion of the Securities and Exchange Commission such exculpation or indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

LEGAL MATTERS

The legality of the issuance of shares offered hereby has been passed upon by Faegre & Benson LLP, Denver, Colorado.

EXPERTS

The consolidated financial statements as of December 31, 2004 and 2003, and for the years then ended, appearing in our Annual Report on Form 10-K for the year ended December 31, 2004, have been audited by Hein & Associates LLP, as set forth in their report included in such Annual Report on Form 10-K and incorporated herein by reference. The consolidated financial statements for the year ended December 31, 2002, appearing in such Annual Report on Form 10-K have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included in such Annual Report on Form 10-K and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon the reports of each of these firms, given on the authority of such firms as experts in accounting and auditing.

TRANSFER AGENT AND WARRANT AGENT

Our stock transfer agent and warrant agent is Computershare Trust Co., Inc., 350 Indiana Street, Suite 800, Golden, Colorado 80401.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth the costs and expenses, other than agent’s commissions, payable by us in connection with the sale of common stock being registered. All amounts are estimates except the Securities and Exchange Commission filing fee.

Legal fees and expenses	$5,000
SEC registration fee	242
Accounting fees and expenses	10,000
Transfer agent fees and expenses	1,000
Miscellaneous	1,000

Total	$17,242

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The Colorado Business Corporation Act permits a corporation organized under it to indemnify its directors, officers, employees, and agents for various acts. Our articles of incorporation conform to the Colorado Business Corporation Act. Our articles of incorporation, and their amendments, are incorporated by reference as Exhibit 3.1 to this registration statement.

In general, we may indemnify any officer, director, employee, or agent against expenses, fines, penalties, settlements, or judgments arising in connection with a legal proceeding to which this person is a party because of such person’s status as an officer, director, employee, or agent of ours, if that person’s actions were in good faith, were believed to be in our best interest, and were not unlawful. Indemnification is mandatory with respect to a director or officer who was wholly successful in defense of a proceeding. In all other cases, indemnification of a director, officer, employee, or agent requires the board of directors independent determination, independent legal counsel’s determination, or a vote of the shareholders that the person to be indemnified met the applicable standard of conduct.

The circumstances under which indemnification is granted in connection with an action brought on our behalf are generally the same as those mentioned above. However, with respect to actions against directors, indemnification is granted only with respect to reasonable expenses actually incurred in connection with the defense or settlement of the action. In these actions, the person to be indemnified must have acted in good faith and in a manner the person reasonably believed was in our best interest; the person must not have been adjudged liable to us; and the person must not have received an improper personal benefit.

Indemnification may also be granted under the terms of agreements which may be entered into in the future according to a vote of shareholders or directors. In addition, we are authorized to purchase and maintain insurance which protects our officers and directors against any liabilities incurred in connection with their services in these positions. We may obtain an insurance policy in the future.

ITEM 16. EXHIBITS

NUMBER	DESCRIPTION
10.1	Form of Callable Warrant, $4.01 exercise price.*

5	Opinion of counsel.*

23.1	Consent of Hein & Associates, LLP, independent registered public accountants.

II-1

23.2	Consent of Ernst & Young, LLP, independent registered public accountants.

23.3	Consent of counsel to the Company (included in Exhibit 5).

24	Power of attorney (included in signature page).

*	Previously Filed

ITEM 17. UNDERTAKINGS

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification by the registrant for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referenced in Item 14 of this Registration Statement or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by a director, officer, or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For the purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

II-2

Signatures

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in Golden, Colorado, on September 26, 2005.

ACT TELECONFERENCING, INC Registrant

By:	/S/ GENE WARREN
Gene Warren
President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Gene Warren and Carlos P. Salas, each or either of them, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and to file the same with all exhibits thereto, and other documents in connection therewith with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his or her substitutes, may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below on the 26th day of September, 2005 by the following persons in the capacities indicated:

Signature	Title
/S/ GENE WARREN Gene Warren	President and Chief Executive Officer (Principal Executive Officer, interim Principal Financial Officer, and interim Principal Accounting Officer)

/s/ MALCOLM M. ASLIN Malcolm M. Aslin	Director

/s/ CLARKE H. BAILEY Clark H. Bailey	Director

/s/ JULES L. DEVIGNE Jules L. DeVigne	Director

/s/ CARLOS P. SALAS Carlos P. Salas	Director

/s/ PETER E. SALAS Peter E. Salas	Director

/s/ MICHAEL W. SHEPHERD Michael W. Shepherd	Director

INDEX OF EXHIBITS

NUMBER	DESCRIPTION
10.1	Form of Callable Warrant, $4.01 exercise price.*

5	Opinion of counsel.*

23.1	Consent of Hein & Associates, LLP, independent registered public accounting firm.

23.2	Consent of Ernst & Young, LLP, independent registered public accounting firm.

23.3	Consent of counsel to the Company (included in Exhibit 5).

24	Power of attorney (included in signature page).

*	Previously Filed